UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2007

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Third quarter results for 2007

BBVA increases net profit 20.1% to €3.96bn excluding non-recurrent items

The group strengthens its capacity to generate high recurrent earnings in a complex environment

Dynamic business activity at all units, continuous improvements in efficiency and appropriate management of liquidity put BBVA in a strong position

Ø Earnings per share (EPS) before non-recurrent items increased 14.6%, return equity (ROE) stands at 31% and return on assets (ROA) is 1.21%

Ø Operating profit before non-recurrent items rose 18.2% to €7.2 billion in the year to September. Net interest income is up 15.5% and ordinary revenues are up
13.5%

Ø Efficiency, measured by the cost/income ratio, improved significantly to
(44.3% a year earlier)

Ø Total assets grew 22.2% following a 24.4% rise in lending. Total customer funds are up 20.8%

Ø The quality of the loan portfolio remains high despite the more complex environment. Defaults are running at 0.88% (compared to 0.82% at the same point last year) and the coverage ratio stands at 234.1%

Ø In spite of the fall on the stock market, the Group held latent capital gains of €5.5 billion at the end of September. This was €763m higher than at the end of June

In the third quarter BBVA reinforced its capacity to generate recurrent earnings. Net attributable profit before extraordinary items rose 20.1% to billion, supported by an increase in revenues and an 18.2% gain in operating profit (which came to €7.2 billion). Earnings per share (EPS) before non-recurrent items increased 14.6%, return on equity (ROE) stands at 31% and return on assets (ROA) is 1.21%.

Further improvements in efficiency brought the cost/income ratio to 42.5%
last year). Together with prudent management of risk and liquidity, and the significant ability of all the Group’s units to generate revenues, this has placed BBVA in a strong position. These developments are particularly notable the current environment, which is rendered more complex by unsettled financial markets. BBVA’s non-performing loan ratio stands at 0.88% and the coverage is 234.1%. Cumulative lending is up 24.4% and customer funds 20.8%.

At the end of the third quarter, in a more complex environment due to turbulent financial markets, BBVA is reporting an excellent risk-adjusted return on economic capital .

On one hand it has generated substantial revenues through notable growth in business activity and this is reflected in operating profit. And the other, it has managed lending, market and liquidity risk in an appropriate fashion, allowing the Group to maintain its low-risk profile. In other words, BBVA high growth of recurrent earnings with a low-risk profile.

Furthermore, during the third quarter it concluded the acquisition of Compass
Bancshares for €6.7 billion, compared to the €7.4 billion estimated at the time the operation was announced. BBVA has thus completed its American franchise and now occupies 24th place in the US market by size of assets.

The significant aspects of the Group’s strategy and financial performance in third quarter and in the nine months to September are as follows:

Ø The sale of Group buildings under plans to create a new corporate centre generated €44m in attributable profit. The proceeds were added to the €750m already booked under one-off transactions during the first half of the year
(capital gains from Iberdrola plus property sales minus the charge for of the BBVA Microfinance Foundation). The sale of holdings in Repsol, BNL and
Andorra generated €1,157m in attributable profit during the first nine months
2006. Unless expressly indicated otherwise, all comments herein refer to without these one-off transactions. This is the best way to understand the
Group’s core performance.

Ø In the third quarter of 2007, the BBVA Group obtained net attributable profit of €1,339m excluding one-offs, growing 19.5% year on year (24.3% at constant exchange rates). This profit flows down from the operating profit, which
€2,323m, 14.1% higher than in the third quarter of 2006 (up 18.6% at constant rates). The impact of the exchange rate continued to be negative with the depreciation of American currencies against the dollar. However, it was mitigated by the Group’s active management of structural exchange-rate risk.

Ø Thus, year-to-date attributable profit for the first nine months rose to
€3,962m, 20.1% up against the same period of the previous year (24.8% at constant exchange rates). Earnings per share increased 14.6% year on year to
€1.12 while ROE stood at 31.0%. Both these items were affected by the capital increases from November 2006 and September 2007. Including one-off earnings, attributable profit was €4,756m, earnings per share €1.34 and ROE 35.6%.

Ø Profit growth continued to be driven by higher revenues: ordinary profit increased 13.5% during the first nine months of 2006, while net interest income showed 15.5% growth, fuelled by higher business volumes and excellent spread performance.

Ø Operating costs increased less than revenues (8.8%), such that efficiency improved further to 42.5% as against the 44.3% recorded from January to
September 2006.

Ø This fed into the Group’s operating profit, which reached €7,195m to
September, with a year-on-year increase of 18.2% (22.9% at constant exchange rates).

Ø An amount comparable to the previous quarters was booked to the third quarter loan-loss provisions and no charges were taken against assets due to on the financial markets.

Ø Although the environment was somewhat more complex, BBVA’s loanbook its high quality. The NPL ratio stood at 0.88%, only slightly above the 0.82%
recorded to 30-Sep-06, despite the larger share of business in consumer credit cards and SMEs. The coverage ratio remained high, at 234.1% on due to loan-loss provisions of €7,618m, of which €5,474m were generic (€4,642m on 30-Sep-06).

Ø The second 2007 interim dividend was paid out on 10th October, for the same gross amount as on 10th July, ie, €0.152 per share. This was 15.2% more than second interim dividend charged against 2006 results.

Ø The acquisition of Compass Bancshares Inc. was completed, ranking the BBVA
Group 24th bank in the United States by assets and making it regional market leader in the Sunbelt. Compass brought with it €18,072m in loans and €17,151m deposits and from 7th September, when it was incorporated onto the Group’s books, it contributed €30m to the area’s operating profit and €18m to its attributable profit.

Ø On 10th September 2007 BBVA issued 196m shares at an issue price of €16.77 share to finance part of this acquisition under the EGM resolution passed by shareholders on 21st June 2007. This was a capital increase of 5.5%. The previous Compass shareholders were paid the remaining €3,376m in cash. The cost of the transaction was €6,663m, significantly below the €7,400m estimated when the takeover bid was announced.

Ø After incorporating Compass, core capital stood at 5.4% on 30-Sep-2007. This was in line with the capital ratios estimated when the bid was launched. The ratio was 10.8% and Tier I was 6.8%.

Ø Despite generally bearish stock markets during the third quarter, the Group reported unrealised capital gains of €5,495 m on its industrial and financial holdings portfolios to 30th September. This was €763 m higher than on 30-Jun-07.

Ø Net interest income in Spain and Portugal improved 14.4% against the first three quarters of 2006, due to higher lending volumes (up 13.8%) and customer funds (up 4.2%) as well as better spreads. Other revenues grew 10.2% while expenses only went up 2.8%. This enhanced both the operating profit (up 20.6%
year on year) and the cost-income ratio. Along with less demanding provisioning allocations, it enabled the Group to report attributable profit of €1,803m,
28.4% higher than the year-to-date figure at the end of September 2006.

Ø Market turbulence in the third quarter did not affect the Global Businesses area, whose business model based mostly on the customer continued to bring in recurrent revenues: Ordinary profit for the first nine months of 2007 was up
23.8% year on year. Operating profit rose 25.3%. And lending and customer funds grew.  The attributable profit (€653m) increased less: 3.0%. This was because more equity divestments had been booked to 2006 in the same period.

Ø Business volumes grew in Mexico and the USA. Lending rose 28.7% and customer funds 9.9% in local currency and with a constant perimeter. This and firm defence of spreads continued to drive the net interest income and other revenue items upwards, feeding into the operating profit of €2,758m, up 25.3% year on year (21.2% in Bancomer’s banking business). Allocations to provisions in the third quarter were at similar levels to previous quarters, such that year-to-date attributable profit rose to €1,555m by the end of September (up
23.9% year on year at constant exchange rates).

Ø Intense sales activity in all units in the South America area were reflected in higher business volumes, with lending up 35.0% and customer funds up 23.2%
year on year in local currency. This fuelled net interest income growth (30.7%
year on year at constant exchange rates). Fee and insurance income also rose
15.9%. At constant exchange rates, operating profit increased 28.3% and attributable profit 23.6% to €492m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 10/24/2007	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA